STARTECH ENVIRONMENTAL CORPORATION
                             a Colorado Corporation


                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                            EXCHANGE ACT OF 1934 AND
                              RULE 14f-1 THEREUNDER


                                  INTRODUCTION

      This Information Statement, which is being mailed on or about July 23, 2003, to the record holders of shares of the common stock, no par value (the "Common Stock") of Startech Environmental Corporation, a Colorado corporation (the "Company"), is being furnished in connection with a change in control of the Board of Directors of the Company (the "Board"). Effective on the tenth day following the mailing of this Information Statement, the appointment of the following individuals to the Board by Joseph F. Longo, currently the sole director of the Company, will be effective: Peter H. Shipman, Henry G. Ciocca, Kenneth J. Slepicka and Douglas R. Ballew (collectively, the "Designees" and together with Mr. Longo, the "New Board"). Messrs. Ballew and Slepicka are designees of Northshore Asset Management, LLC ("Northshore") pursuant to the Northshore Transaction (as defined below under "Change of Control"). Messrs. Shipman and Ciocca are appointees of Mr. Longo.

      No action is required by the shareholders of the Company in connection with this Information Statement and the appointment of the Designees to the Board. However, Section 14(f) of the Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder, require the mailing to the Company's shareholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company's directors occurs (otherwise than at a meeting of the Company's shareholders).

      The principal executive offices of the Company are located at 15 Old Danbury Road, Suite 203, Wilton, Connecticut, 06897.

      NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

      NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                                CHANGE OF CONTROL

      Beginning in or around November 2002, Northshore and the Company started communicating about a possible investment by Northshore in the equity securities of the Company. For various reasons, negotiations between Northshore and the Company were unsuccessful. On May 29, 2003, Mr. Longo, a director and the Company's largest shareholder, filed an amendment to his Schedule 13D with the Securities and Exchange Commission (the "SEC") and initiated attempts to call a special meeting of shareholders of the Company for the purpose of (i) removing Joseph S. Klimek, Kevin M. Black, Richard M. Messina, Thomas E. Atkins, John E. Joyner and Brendan J. Kennedy from the Board (the "Incumbent Directors"), (ii) fixing the size of the Board at five and (iii) filling the four vacancies resulting from the removal of the Incumbent Directors with the Designees. As indicated in the Schedule 14A filed by Mr. Longo with the SEC in June 2003, Mr. Longo cited various reasons for calling a special meeting, including, but not limited to, the inability of the Board to timely reach an agreement with Northshore on an equity investment, coupled with the fact that the Company was facing a liquidity crisis as well as a delisting action from the Nasdaq SmallCap Market for failure to meet the minimum shareholder equity listing requirement.

      Soon after the attempts to call a special meeting were initiated by Mr. Longo, senior management of the Company requested a meeting with Mr. Longo to discuss the matters set forth in the Schedule 13D in more detail and the parties started to work towards resolving the matter without the need for the special meeting. While Northshore remained interested in making an equity investment in the Company, its interest in doing so was conditioned upon, among other things, the resignation by each of the Incumbent Directors from the Board and the appointment of the Designees to fill the vacancies.

      After substantial deliberations and numerous meetings by the Board, at a meeting of the Board held on July 18, 2003, the Board determined that it would be in the best interests of the Company and its shareholders for the Incumbent Directors to resign contingent upon the closing of the Northshore Transaction (as defined below).

      As a result of the resignations by the Incumbent Directors, Northshore has agreed to invest up to $3 million in the Company through the purchase of the Company's Common Stock. Pursuant to the terms of a Stock Purchase and Registration Rights Agreement dated as of July 18, 2003 (the "Purchase Agreement"), Northshore purchased 2,133,333 shares of Common Stock for an aggregate purchase price of $1.6 million (the "Northshore Transaction"), which shares of Common Stock represent approximately 15.5% of the issued and outstanding shares of Common Stock (after giving effect to the shares purchased by Northshore).

                                VOTING SECURITIES

      As of July 17, 2003, the issued and outstanding securities of the Company entitled to vote consisted of 11,567,536 shares of Common Stock. Each outstanding share of Common Stock is entitled to one vote.

                          Security Ownership of Certain
                        Beneficial Owners and Management

      The following table sets forth certain information furnished by current management and the Designees concerning the beneficial ownership of Common Stock of the Company as of July 17, 2003 (prior to giving effect to the Northshore Transaction), of (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of either class of stock; (ii) all directors, executive officers, and Designees; and (iii) directors and executive officers of the Company as a group:


                                                                               Common Stock
                                                                               ------------

                                                                  Amount and Nature        Percentage
Northshore and Address of Beneficial Owner *                 of Beneficial Ownership (1)    of Class
------------------------------------------                   ---------------------------    --------
Joseph S. Klimek                                                       390,457 (2)             3.38 %
Kevin M. Black                                                         374,439 (3)             3.24 %
Robert L. DeRochie                                                     162,670 (4)             1.41 %
Joseph F. Longo                                                      2,041,898 (5)            17.68 %
Paradigm Group LP                                                    2,085,420 (6)            18.06 %
3000 Dundee Road, Suite 105
Northbrook, IL 60062
Executive Officers and Directors as a Group (4 persons)              2,969,464                25.72 %

----------------------------

* Unless indicated otherwise, the address of the securityholder is the address of the principal executive offices of the Company.

(1) The beneficial ownership is calculated based on 11,567,356 shares of Common Stock outstanding as of July 17, 2003. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power. In computing the number of shares beneficially owned by a person in the column and the percentage ownership of that person, shares of common stock subject to options held by that person that were exercisable at or within 60 days of July 17, 2003 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name. Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.

(2) Mr. Klimek is presently the Chief Executive Officer and President of the Company. Includes 340,000 shares issuable upon the exercise of options to purchase shares of Common Stock and 4,951 shares of Common Stock that have vested through December 31, 2002 under the Company's 401k plan.

(3) Mr. Black is presently the Senior Vice President, General Counsel and Secretary of the Company. Includes 2,233 shares held directly and 37,171 shares owned by his wife. He disclaims beneficial ownership in the shares held in the name of his wife. Includes 330,000 shares issuable upon the exercise of options to purchase shares of Common Stock and 5,033 shares of Common Stock that have vested through December 31, 2002 under the Company's 401k plan.

(4) Mr. DeRochie is presently the Chief Financial Officer of the Company. Includes 42,304 shares held directly and 1,420 shares held in the name of his children. Mr. DeRochie disclaims beneficial ownership in the shares held in the name of his children. Also includes 115,000 shares issuable upon the exercise of options to purchase shares of Common Stock and 3,946 shares of Common Stock that have vested through December 31, 2002 under the Company's 401k plan.

(5) Mr. Longo is a director and Chief Operating Officer of the Company. Includes 300,000 shares issuable upon the exercise of options to purchase shares of Common Stock.

(6) Includes 1,044,707 shares of Common Stock issuable upon the exercise of warrants.


                      INFORMATION REGARDING THE DESIGNEES,
                        DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Designees

      The following table sets forth certain information regarding the sole director, the Designees and the executive officers of the Company.

Northshore                    Age   Positions
----------                    ---   ---------

Joseph S. Klimek.............  66   President and Chief Executive Officer
Kevin M. Black...............  41   Senior Vice-President, General Counsel and
                                    Secretary
Robert L. DeRochie...........  38   Chief Financial Officer and Vice
                                    President
Joseph F. Longo..............  71   Director and Chief Operating Officer
Peter H. Shipman.............  67   Designee
Henry G. Ciocca..............  56   Designee
Kenneth J. Slepicka..........  47   Designee
Douglas R. Ballew............  39   Designee

      As a result of the resignation of the Incumbent Directors, Mr. Longo is the sole director of the Company.

      There are no family relationships among any of the Designees or the director or executive officers of the Company.

      The following information is furnished for each of the executive officers of the Company, the director and the Designees:

Name                Primary Occupation and Other Directorships
----                ------------------------------------------

Joseph S. Klimek    Mr. Klimek is presently the Chief Executive Officer and
                    President of the Company. Mr. Klimek was a director of the Company since March 2002 until his resignation on July 18, 2003. Mr. Klimek has been CEO and President of Startech
                    Environmental since January 11, 2002. Prior to being named
                    CEO and President, Mr. Klimek was Executive Vice President and Chief Operating Officer since 1998. For the ten years prior to joining the Company in December 1998, Mr. Klimek was a Program Director and Vice President for Burns and Roe
                    Services Company where he was also a member of its Board of Directors. At Burns and Roe, he was responsible for its Telecommunications programs, and its Defense and Aerospace
                    Program. Prior to joining Burns and Roe, Mr. Klimek was the
                    Director of Business Operations for the Grumman Aerospace
                    Company where he led many major programs that include the Apollo Space Mission Module, the Space Shuttle, the F-14, A6 and other combat aircraft. In addition, under his leadership, his division secured the contract and was responsible for Launch Operations of the NASA Kennedy Space
                    Center. Mr. Klimek is an internationally recognized expert in the safe destruction of lethal chemical weapons and other dangerous materials. He has presented technical papers to the National Research Council, the Russian Academy of
                    Sciences, the Military Institute of Chemistry and
                    Radiometry, the Air Force Institute of

Name                Primary Occupation and Other Directorships
----                ------------------------------------------

                    Technology and Management and to other academic and environmental organizations.

Kevin M. Black      Mr. Black has been Secretary of the Company since November
                    1995. In October 1999, Mr. Black was appointed as the Senior
                    Vice-President and General Counsel. Mr. Black was a director of the Company since November 1995 until his resignation on July 18, 2003. From October 1994 to October 1999, Mr. Black was an Assistant States Attorney with the State of Connecticut, Division of Criminal Justice. From January 1993 to October 1994, Mr. Black was associated with the law firm of Reid, Cafero and Corsello, Norwalk, Connecticut, in the general practice of corporate and criminal law. From January
                    1991 to October 1992, Mr. Black was associated with the law firm Feinstein & Hermann, P.C. Norwalk, Connecticut. Prior to 1991, Mr. Black was an insurance industry executive with the Heffner Insurance Agency, Inc, New York, NY.

Robert L. DeRochie  Mr. DeRochie was appointed Chief Financial Officer on August
                    1 2000 and has held his position as Vice President of Investor Relations since June 1999. Prior to joining the Company, Mr. DeRochie was Vice President of Queensway Investment Counsel, a Canadian company, from March 1997 through February 1999. At Queensway, he was responsible for managing the investment portfolios of 14 U.S. financial companies. Prior to Queensway, from June 1987 through December 1996, Mr. DeRochie was an officer at National Reinsurance Corporation, where he was responsible for portfolio management as well as communications with analysts and institutional traders.

Joseph F. Longo     Mr. Longo is presently a director of the Company as well as its largest shareholder. Mr. Longo is a founder of Startech
                    Corporation, a predecessor of the Company, which was founded in 1994. Mr. Longo has been a director of the Company since
                    1995. From November 1995 until his retirement on January 11,
                    2002, Mr. Longo was the Chief Executive Officer and
                    President of Startech. Prior to Startech, Mr. Longo was a founder and Chief Operating Officer of the International
                    Dynetics Corp., a waste industry capital equipment manufacturing company with multinational customers from 1969 to 1990. Prior thereto, Mr. Longo was Manager of New Product and Business Development for AMF from 1959 to 1969. Mr.
                    Longo has been awarded many United States and foreign patents on waste-industry, capital equipment inventions all of which have been successfully commercialized and many of which are in operation today. In addition, Mr. Longo is a mechanical engineer and operating business executive, with more than 30 years of waste industry management experience.

Peter H. Shipman    Mr. Shipman is a private investor, corporate director and an experienced corporate executive. Mr. Shipman served as President, Chief Operating Officer and a principal of American Banker - Bond Buyer, Inc. from 1978 to 1983 when the company was acquired by The Thompson Corporation, a $6 billion publisher and information provider. From 1983 to 1992, Mr. Shipman held senior executive positions with The
                    Thompson Corporation, including Chairman and Chief Executive
                    Officer of Thompson Financial Services, an operating division founded by Mr. Shipman. From 1987 to 1998, Mr.
                    Shipman was the principal owner and chairman of a number of small sports businesses, including Winston-Salem Baseball, New Haven Nighthawks Hockey and Howe Sportsdata
                    International, which was sold to ESPN. Mr. Shipman was appointed Chief Operating Officer and Executive Director of the Securities and Exchange Commission by President Ford in
                    1976 and in 1977 became a partner with the Wall Street firm of Kuhn Loeb. Mr. Shipman presently serves as a director of Kestol Technologies, a developer and distributor of sophisticated fixed-income software for securities dealers, brokers and asset managers, and has been a director of The
                    Gabelli Group, an asset management firm, of Exchange
                    Resources, Inc., a computer security

Name                Primary Occupation and Other Directorships
----                ------------------------------------------

                    company, and of Kline Nursing Homes. Mr. Shipman received a B.A. from Dartmouth College and served as a captain in the U.S. Marine Corps.

Henry G. Ciocca     Mr. Ciocca is a private investor and corporate lawyer who
                    has held senior executive positions in major international corporations for over the past twenty-five years. In 1993, Mr. Ciocca was appointed President and Chief Executive
                    Officer of Markborough Development to lead the turnaround of a $400 million real estate company which was acquired by The
                    Thomson Corporation. Based upon the successful performance of Markborough under his leadership, in 1995 Mr. Ciocca was appointed President, Chief Executive Officer and a director of Markborough Properties, Inc., a publicly traded real estate developer based in Toronto with assets in excess of $1 billion and a sister company of The Thomson Corporation.
                    During Mr. Ciocca's tenure, Markborough Properties reduced debt and overhead, focused on the company's core strengths and restored credibility with customers, lenders and investors. In 1997, Markborough Properties was acquired by Cambridge Shopping Centres. From 1987 to 1993, and from 1997 to 1999, Mr. Ciocca held senior executive positions
                    (including Executive Vice President and General Counsel) with The Thomson Corporation, a $6 billion global publisher and information provider. Mr. Ciocca also has held senior executive positions with The Nestle Company, Tetley, Inc.,
                    Distillers Somerset, Inc. and Sbarro, Inc. He lives in
                    Fairfield, Connecticut and is admitted to practice law in New York, Connecticut and Florida. Mr. Ciocca received a
                    B.A. from Canisius College and a J.D. from Notre Dame Law
                    School.

Kenneth J.          Mr. Slepicka is the Senior Portfolio Manager of Northshore
Slepicka            Asset Management, LLC and has held a variety of positions in the securities industry for the past twenty years. From 1998 to 2002, he was a Managing Director of River Capital
                    Advisors, where he was responsible for the analysis of Collateralized Debt Obligation (CDO) structures, as well as performing credit analysis for investment grade corporate credits. From 1985 to 1998, Mr. Slepicka held positions of President of SBC Futures Inc., (currently UBS Futures Inc.)
                    and was responsible for Exchange Traded Derivatives, was also an Executive Director of SBC/O'Connor, responsible for trading and risk management of the Fixed Income Derivative group, and was a Market Maker for equity options. Mr.
                    Slepicka has also performed risk management consulting for institutional clients and has served on numerous committees at the Chicago Board of Trade, the Chicago Mercantile
                    Exchange and the Chicago Board of Options. Mr. Slepicka served as Governor of the Board of Trade Clearing
                    Corporation and currently is a Director for Hyperfeed
                    Technologies. Mr. Slepicka received his MBA in finance from the J.L. Kellogg School of Management at Northwestern
                    University.

Douglas R. Ballew   Mr. Ballew is the Chief Financial Officer of Northshore
                    Asset Management, LLC, an investment management group located in Chicago, Illinois with assets under management of over $200 million. He is responsible for all aspects of the accounting and financial activities of the organization.
                    Prior to joining Northshore, he was Director of Finance for McCord Group, Inc. from 1998 to 2002 with revenue of $850 million. From 1990 to 1997, Mr. Ballew held a variety of positions with AMSTED Industries with revenue of $1.2 billion. Mr. Ballew has a broad range of experience in the manufacturing, finance and service industries. Mr. Ballew is a graduate of Valparaiso University with a B.S. in Accounting. He is a Certified Public Accountant in the state of Illinois and Nebraska. He is also a member of the American Institute of Certified Public Accountants and the
                    Illinois CPA Society.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than ten percent of the Company's common stock, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on review of the copies of such forms furnished to the Company all Section 16(a) filing requirements applicable to its officers and director were complied with for the fiscal year ending 2002.

               CERTAIN INFORMATION ABOUT THE BOARD OF DIRECTORS

      As a result of the resignations by the Incumbent Directors, the Company does not currently have a standing audit, nominating or compensation committees of the Board, or committees performing similar functions, however, upon expiration of the 10-day waiting period required by the Exchange Act, the Company expects to appoint, as appropriate, one or more of the Designees to serve on a standing audit committee, nominating committee and compensation committee of the Board.

      The Board of Directors of the Company held ten (10) meetings during fiscal year 2002.

Audit Committee

      During fiscal year 2002, the Audit Committee consisted of three independent Directors. During fiscal year 2002, the Audit Committee was responsible for policies, procedures and other matters relating to accounting, internal, financial controls and financial reporting, including the engagement of independent auditors and the planning, scope, timing and cost of any audit and any other services that the auditors may be asked to perform, and review with the auditors their report on the Company's financial statements following completion of each audit. The members of the Audit Committee at the end of fiscal year 2002 were Richard M. Messina (Chairman), Raymond J. Clark and Brendan J. Kennedy. Mr. Messina replaced Mr. Longo on the Audit Committee upon his appointment to the board in October 2002. Messrs. Messina, Clark and Kennedy, prior to their resignations, were independent board members, as defined in Rule 4200(a)(15) of the National Association of Securities Dealers ("NASD") listing standards. During fiscal year 2002, the Audit Committee held five meetings. The Board of Directors adopted a written charter for the Audit Committee.

Report of the Audit Committee

      The following Report of the Audit Committee does not constitute soliciting material and should not be filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Act of 1934, except to the extent the Company specifically incorporates this Report by reference herein.

      The Audit Committee of the Board acted under a written charter, which was adopted by the Board in September 2000. The charter, which includes standards set forth in SEC regulations and rules of the NASD includes the following categories of Audit Committee responsibility:

     o Monitoring preparation of quarterly and annual financial reports by the Company's management;

     o Supervising the relationship between the Company and its independent accountants, including recommending their appointment or removal, reviewing the scope of their audit services and any non-audit services and related fees, and determining whether the independent accountants are independent; and

     o Overseeing management's systems of internal controls, including review of the Company's internal auditing program and its policies relating to legal and regulatory compliance, ethics and conflicts of interests.

      As part of its oversight of the Company's financial statements, the Audit Committee reviewed and discussed with both management and the Company's independent accountants all financial statements prior to their issuance. Management advised the Audit Committee in all cases that all financial statements were prepared in accordance with generally accepted accounting principals and reviewed any significant accounting issues with the Audit Committee. These reviews included discussion with the independent accountant of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication with Audit Committees).

      The Audit Committee also discussed with the Company's independent accountants matters relating to its independence, including a review of audit fees and the disclosures made to the Audit Committee pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

      In addition the Audit Committee reviewed procedures to strengthen the effectiveness of the Company's internal control structure. As part of this process, the Audit Committee continued to monitor the scope and adequacy of the Company's internal auditing program, and recommended improvements in internal procedures and controls when necessary.

      Taking all of these reviews and discussions into account, the Audit Committee recommended to the Board that the Board approve the inclusion of the Company's audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2002, for filing with the SEC.

Submitted by the Audit Committee:

Richard M. Messina (Chairman)
Raymond J. Clark
Brendan J. Kennedy

                             Stock Performance Graph

      Note: The stock price performance shown on the graph below is not necessarily indicative of future price performance.

                                [OBJECT OMITTED]

(1) Assumes an investment of $100.00 in the Company's common stock and in each index beginning on October 31, 1997 with reinvestment of dividends.

                   ASSUMES $100 INVESTED ON OCTOBER 31, 1997
                           ASSUMES DIVIDEND REINVESTED
                       FISCAL YEAR ENDING OCTOBER 31, 2002

                      COMPARISON OF CUMULATIVE TOTAL RETURN
                           OF COMPANY AND BROAD MARKET
                               FISCAL YEAR ENDING

COMPANY/INDEX/MARKET        10/31/97 10/31/9810/31/99 10/31/00 10/31/01 10/31/02
---------------------       -------- ---------------- -------- -------- --------

STARTECH ENVIRONMENTAL       100.00  475.00   587.50   912.50   349.00   157.00
S&P Mid Cap Index            100.00  128.84   132.86   149.51   175.66   162.70
Russell 2000 Index           100.00  127.22   114.50   127.85   143.95   129.99

      The above graph compares the five-year cumulative return of the Company with the comparable return of two indices. The graph assumes $100 invested in October 31, 1997. The comparison assumes that all dividends are reinvested.

                             EXECUTIVE COMPENSATION

      The following table sets forth information concerning the compensation of the Chief Executive Officer of the Company and those other key executive officers of the Company whose total salary, bonus and other compensation earned for fiscal year ending October 31, 2002, 2001 or 2000 exceeded $100,000 (collectively, the "Named Executive Officers"):


                           Summary Compensation Table

                                                Annual Compensation                            Long-Term
                                                                                          Compensation Awards
                                       --------------------------------------     -------------------------------------
                                                                                   Securities
Nae and                                                                            Underlying            All Other
Principal Position                     Year     Salary ($)      Bonus ($)         Options (#)(1)        Compensation
------------------                     ----     ----------      ---------         --------------        ------------

Joseph S. Klimek-----------------      2002       $ 185,000    $ 60,000  (3)         50,000              $ 28,900  (2)
  Chief Executive Officer &            2001         185,000      35,000              40,000                10,327
  President                            2000         175,000      30,000             250,000                 4,038

Kevin M. Black-------------------      2002       $ 175,000    $ 50,000  (3)         40,000              $ 20,658  (2)
  Senior Vice President,               2001         175,000      35,000              40,000                10,500
  General Counsel & Secretary          2000         165,000      30,000             250,000                 3,807

Robert L. DeRochie--------------       2002       $ 140,000    $ 35,000  (3)         35,000              $ 15,818  (2)
  Chief Financial Officer & Vice       2001         140,000      30,000              35,000                 8,042
  President of Investor Relations      2000         115,000      20,000              45,000                 2,653

Karl N. Hale-----------------------    2002       $ 130,000     $ 25,000 (3)         25,000               $ 15,350 (2)
  Vice President of Engineering        2001         130,000      12,000              25,000                 7,292
                                       2000         120,000          --              10,000                 2,005

(1) Options were granted under the 1995 Plan. All options granted in fiscal 2000 have an exercise price of $6.00 per share and expire in November 2010. For the options granted in fiscal year 2000, 50% vested immediately upon the grant and the remaining 50% vested on November 1, 2001 if the person is an employee in good standing. For the options granted in fiscal year 2001 50% vested immediately upon the grant and the remaining 50% vested on December 20, 2001 if the person is an employee in good standing. These options will expire on December 20, 2011. For the options granted in fiscal year 2002, 50% vested immediately upon the grant and the remaining 50% vested on December 13, 2002 if the person is an employee in good standing. These options will expire on December 13, 2012.

(2) Matching contribution to 401(k) Plan paid in Company stock vesting over a three-year period, automobile allowance, and insurances.

(3) Bonuses reflected in this table were paid in December 2001 for employee performance in fiscal year ended October 31, 2001. There were no bonuses awarded or paid in December 2002 for the fiscal year ending October 31, 2002.

Employee Benefit Plans

1995 Stock Option Plan

      The Company adopted a Stock Option Plan (the "1995" Plan) in November 1995 under which a total of 2,000,000 shares are currently reserved for issuance to employees (including officers and directors who are employees) and other persons associated with the Company whose services have benefited the Company. Options granted pursuant to the plan are non-qualified stock options. The 1995 Plan is administered by the compensation committee of the Board which selects the employees to whom the options are granted, determines the number of shares subject to each option, sets the time or times when the options will be granted, determines the time when the options may be exercised and establishes the exercise date and price. The Board determines the term of each option granted under the 1995 Plan, but in no event may the option grant exceed ten years. As of October 31, 2002, options to purchase an aggregate of 1,207,500 shares were outstanding at a weighted average exercise price of $5.98 per share and 8,089 shares remained available for future option grants under the 1995 Plan.

2000 Stock Option Plan

      The Company's 2000 Stock Option Plan (the "2000 Plan ") was adopted by the Board in January 2000 and was approved by shareholders in February 2000. The 2000 Plan authorizes the issuance of up to 1,000,000 shares of Common Stock. During the year ended October 31, 2002, 277,000 options were granted at an average exercise price of $2.04 per share and 5,000 options have been cancelled. On the issuance dates, the market value was the same as the exercise price; therefore, no compensation expense was recorded. As of October 31, 2002, 728,000 options are available to be granted under the 2000 Plan.

      The 2000 Plan provides for the grant of incentive stock options intended to qualify under section 422 of the Internal Revenue Code and nonstatutory stock options. The Company's officers, directors, employees and consultants, and employees and consultants of the Company's majority-owned affiliated companies, are eligible to receive awards under the 2000 Plan.

      Optionees receive the rights to purchase a specified number of shares of common stock at a specified option price and subject to other terms and conditions as are specified in connection with the option grant. Generally, no portion of an incentive stock option may vest within twelve months of the grant.

      The Company may grant options at an exercise price greater than or equal to the fair market value of the Common Stock on the date of grant or not less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of the company. Fair market value for purposes of the 2000 Plan is the closing market price of the Common Stock as reported on the NASDAQ Smallcap on the relevant date.

      The Company's compensation committee has administered the 2000 Plan. The compensation committee has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plan and to interpret its provisions. The compensation committee selects the recipients of awards and determines the number of shares of common stock covered by the options and the dates upon which the options become exercisable and terminate, subject to provisions of the 2000 Plan. Incentive stock options must terminate within ten years of the grant. Nonstatutory options must terminate within fifteen years of the date of grant. The compensation committee has right to alter the terms of any option when granted or while outstanding pursuant to the terms of the 2000 Plan except the option price.

      All options automatically become exercisable in full in the event of a change in control (as defined in the 2000 Plan), death or disability of the optionee or as decided by the compensation committee. Upon retirement options held at least one year become exercisable in full. If an optionee's employment with us is terminated for any reason, except death, disability or retirement, the optionee has three months in which to exercise an option (but only to the extent exercisable immediately after termination) unless the option by its terms expires earlier. Termination or other changes in employment status may affect the exercise period.

Stock Options Grants

      The following table sets forth certain information with respect to the options granted to the Named Executive Officers during fiscal year 2002.


                                          Option Grants in Fiscal Year 2002
                                                                                            Hypothetical Realizable
                                                                                            Value at Assumed Annual
                                                                                              Rates of Stock Price
                                                                                            Appreciation for Option
                                                                                                    Term (2)
                                                                                               ------------------
                                              % of Total
                             Number of     Options Granted
                              Options      To Employees in     Exercise      Expiration
Northshore                  Granted (1)    2002 Fiscal Year      Price        Date (1)        5% (2)       10% (2)
----------                  -----------    ----------------      -----        --------        ------       -------
Joseph S. Klimek              50,000            18.1%            $2.03        12/13/11       $63,833       $161,760
Kevin M. Black                40,000            14.4%            $2.03        12/13/11       $51,067        129,408
Robert L. DeRochie            35,000            12.6%            $2.03        12/13/11       $44,683        113,232
Karl N. Hale                  25,000             9.0%            $2.03        12/13/11       $31,917         80,880

(1) These options were granted December 13, 2001 and 50% were not exercisable until December 13, 2002. No options, other than options that are required pursuant to employment agreements were granted in December 2002 for employee performance for the fiscal year ending October 31, 2003.

(2) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the Company's future prices of Common Stock. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions. The amounts reflected in this table may not necessarily be achieved.

      The following table provides information related to options exercised by the Named Executive Officers during fiscal year 2002 and the number and value of options held as of October 31, 2002.

  Aggregate Option Exercises in Fiscal 2002 and Fiscal Year End Option Values


                     Aggregate Option Exercises in Fiscal 2002 and Fiscal Year End Option Values

                                                        Number of Shares Underlying         Value of Unexercised
                                                         Unexercised Options as of       In-the-Money Options as of
                                                             October 31, 2002               October 31, 2002 (1)
                                                             ----------------               --------------------
                              Shares
                            Acquired on   Value
Northshore                   Exercise      Realized    Exercisable     Unexercisable    Exercisable    Unexercisable
----------                   --------      --------    -----------     -------------    -----------    -------------
Joseph S. Klimek                --            --         340,000            --               --              --
Kevin M. Black                  --            --         330,000            --               --              --
Robert L. DeRochie              --            --         115,000            --               --              --
Karl N. Hale                    --            --          60,000            --               --              --

(1) Calculated on the basis of the fair market value of the Common Stock at October 31, 2002 of $1.57 per share, minus the per share exercise price, multiplied by the number of shares underlying the option. See note (2) of the preceding table.

Compensation of Directors

      Directors who are also officers and employees of Startech, or who are not considered independent, receive no additional compensation for acting as a Director. Prior to the change of control as described above, independent Directors received compensation of $10,000 per year and reimbursement for out-of-pocket expenses and stock options.

Employment Agreements

      On November 1, 2000, Joseph S. Klimek, Kevin M. Black, and Robert L. DeRochie each entered into an employment agreement with the Company providing for annual compensations of $185,000, $175,000 and $140,000, respectively. The terms of the agreements are three years for Mr. DeRochie, expiring on November 1, 2003, and four years for Mr, Klimek and Mr. Black, expiring on November 1, 2004.

      The agreements with Messrs. Klimek and Black require the Company to grant each of these two executive no less than 10,000 options to purchase common stock each year.

      In the event of a "change in control" of the Company, the agreements provide all the executives with severance benefits that include:

      o a lump sum payment of 150% of the amount the executive would have earned if he had received his salary payments through the expiration date of this agreement;

      o     an additional lump sum payment of $250,000;

      o an immediate vesting of all options awarded to the executive as part of his agreement; an immediate right to sell the shares obtained through the exercise of those options without restriction as to dates, times or amounts; and

      o immediate vesting and transfer of ownership of all life insurance policies, and life and health benefits, including supplemental, vision and dental benefits if applicable, in an equal or better plan than the one currently provided to the executive and his family by the Company for a period of three years from the date of termination or constructive termination.

      A "change of control" is deemed to occur if (i) anyone, other than an Employee Benefit Plan of the Company, acquires more than twenty percent (20%) of the Company's stock; (ii) if within a two year period of the date and moment of the signing of the employment agreement, the individuals who are now Board Members at the beginning of such time cease to constitute a majority of the Board; or (iii) if the Company's shareholders either approve a merger or consolidation that results in someone other than the shareholders immediately prior thereto holding more than 20 percent of the voting power of the surviving entity, approve the complete liquidation of the Company, or approve the disposition of substantially all of the Company's assets.

      In the event any payment or benefit received, or to be received, by the executive in connection with the termination of his employment, whether pursuant to his agreement or otherwise, is determined to be an excess parachute payment as defined in the Internal Revenue Code, and thus subject to the 20 percent Federal income tax, the amount of the benefits payable under his employment agreement will be reduced until they are no longer subject to such tax.

      The employment agreements with these executive officers impose customary confidentiality and non-compete obligations and provide for the assignment to us of all rights to any technology developed by the employee during the time of his or her employment.

Compensation Committee Interlocks and Insider Participation

      The membership of the Board of Directors which acted as the Compensation Committee for the majority of fiscal year 2002 consisted of Messrs. Kennedy (Chairman), Clark and Messina. During the fiscal year ended October 31, 2002, no executive officer of the Company served on the board of directors or compensation committee of another company that had an executive officer serving on the Company's Board of Directors.

Report of the Board of Directors

      The following Report of the Board of Directors acting as the compensation committee and the performance graphs included elsewhere in this information statement do not constitute soliciting material and should not be declared filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Act of 1934, except to the extent the Company specifically incorporates this Report or the performance graphs by reference therein.

      The Compensation Committee of the Board of Directors (the "Committee") reviews determines and implements any salary adjustment for the Company's officers. The Committee also determines incentive compensation including bonuses and stock option grants. It also provides recommendations regarding director compensation.

      The Committee's objectives are to:

      1. Provide a compensation package that is competitive in the marketplace with other comparable companies in order for the Company to attract and retain the necessary management talent to successfully lead the Company.

      2. Encourage decision-making that enhances shareholder value. The Committee believes that this objective is met by linking executive pay to corporate performance.

      Because of the relatively small size of the Company and limited number of employees, the Company did not act through a formal compensation committee or formal executive compensation program until October 2002. For the fiscal year ended October 31, 2001 and through the creation of the Compensation Committee in October 2002, these matters were dealt with by the entire Board of Directors and the Executive Officers whose aim was to provide competitive compensation opportunities for all corporate officers.

      Total compensation for executive officers is determined by marketplace survey data, Company performance and individual performance. A control point and a salary range are established for each executive based on market information of companies in the technology industry. Each executive receives a base salary and the potential for a cash bonuses and stock option grants which, when combined, place the executive within the compensation range for the position. The amount of the incentive award varies based upon the Company's performance. Incentive awards have traditionally ranged from 0% to 85% of base salary.

      The Company's total compensation levels fall in the low to middle of the range of compensation paid by other employers of similar size and complexity, although complete comparative information is not easily obtainable, and no formal survey or analysis of compensation paid by other companies was undertaken. The Board of Directors and the Executive Officers did perform an informal survey and statistical analysis in order to evaluate all compensation issues. The group used commercially available tools published specifically for rating and explaining executive compensation issues and levels. In addition to reviewing similarly situated companies and their compensation packages, individually, the group also relied heavily upon The Conference Board's Top Executive Compensation in 2002. Compensation for 2002 was consistent with year 2001 compensation.

Base Salaries

      The Company's salary levels are intended to be consistent with competitive practices and levels of responsibility, with salary increases reflecting competitive trends, the Company's overall financial performance, and the performance of the individual.

Incentive Bonus

      Certain of the Company's officers and employees are eligible to receive cash bonuses at the discretion of the Compensation Committee and pursuant to existing employment contracts. No executive officers received bonuses for fiscal 2002.

Stock Options

      The Company periodically grants incentive and non-qualified stock options to purchase Common Stock to employees and other persons associated with us to reward them for their contribution to the Company's short and long-term stock performance. The terms of the options, the exercise price and the dates after which they become exercisable are established by the Board. The Company does not grant stock appreciation rights. No executive officers received discretionary stock option grants for fiscal year 2002.

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          STARTECH ENVIRONMENTAL CORPORATION


                                          On behalf of the Board of Directors


                                           /s/ Joseph F. Longo
                                          -------------------------------
                                          By:  Joseph F. Longo


Dated:  July 18, 2003